Exhibit 3.9

GREENFIELD ROBOTICS CORPORATION

August 2, 2023

Cultivate Next I, L.P.

1661 E Franklin Ave

El Segundo, CA 90245

Re: Side Letter Rights

Ladies and Gentlemen:

This letter agreement (the “Agreement”) will confirm our agreement that pursuant to and effective as of your investment in Greenfield Robotics Corporation, a corporation organized under the laws of Delaware (the “Company”), pursuant to that certain Convertible Promissory Note (the “Note”) Cultivate Next I, L.P. (the “Investor”) shall be entitled to the preferential rights set forth below. Capitalized terms used but not defined herein shall have the meaning given to such terms in the Note.

1.             Pro Rata Right. Investor shall have the right to purchase its pro rata share of Preferred Stock being sold in the Qualified Equity Financing in which the Note converts (the “Next Financing”), as applicable (the “Pro Rata Right”). Pro rata share for purposes of the Pro Rata Right is the ratio of (a) the number of shares of Capital Stock to be issued upon the conversion of the Note in the Next Financing, to (b) the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, for the avoidance of doubt including shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity).

2.             Major Investor Rights. Investor shall be deemed to be a “Major Investor” (or such similar term) for all purposes, including pro rata rights and information and inspection rights, in financing documents related to the Next Financing, to the extent such concept exists, subject to the restrictions and limitations set forth therein that apply to all Major Investors; provided that, as of immediately prior to the Next Financing, Investor (along with its affiliates) still holds the entire amount of the Note that it purchased as of the date of this Agreement.

3.             Protective Provisions. For so long as the Note remains outstanding in full and is not then expired, terminated or converted, the Company shall not, directly or indirectly, by amendment to the Company’s organizational documents, merger, conversion, consolidation or otherwise, take any of the following actions without the prior written consent of Investor; provided, that in the case of (b) below, such Investor consent shall not be required if such action has been approved by sufficient shareholders to approve such action under the shareholder rights agreements and/or certificate of incorporation of the Company:

(a)            liquidate, dissolve or wind-up the business and affairs of the Company, effect any amalgamation or consolidation or any other voluntary termination of operations, general assignment for the benefit of creditors or Change of Control, or consent to any of the foregoing (any of the foregoing, a “Dissolution Event”), provided that the above approval is required only if the proceeds that will be payable to Investor will equal less than the aggregate amount payable under the Note at such time (including all accrued interest and outstanding principal);

(b)             alter or amend the authorized or issued capital stock of the Company (“Capital Stock”);

(c)            (i) purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of Capital Stock of the Company or (ii) pay or declare any dividend or make any distribution on any shares of Preferred Stock of the Company;

(d)            change the principal business of the Company, enter new lines of business, or exit the current line of business materially;

(e)            otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company, except for transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company’s business and upon fair and reasonable terms;

(f)            unless subject to clause (a) above, sell, assign, license, pledge, or encumber, or permit any subsidiary to sell, assign, license, pledge, or encumber: (i) material technology or intellectual property, other than licenses granted in the ordinary course of business; or (ii) other material assets of the Company, at less than fair market value;

(g)            unless subject to clause (a) above, any transaction outside the ordinary course of business (as determined by Company’s board of directors (the “Board”)), including: (i) any loans, investments or guarantees other than credit to customers; (ii) establishing or acquiring any new business undertaking; and (iii) any partnership or joint venture (other than joint business arrangements with arm’s length third parties in the ordinary course of business);

(h)            enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company (and/or its subsidiaries) or to the Company (and/or its subsidiaries) of money or assets, not approved by the Board in the Company’s business plan from time to time, greater than $2,500,000;

(i)            either create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money if the aggregate indebtedness of such action would exceed $250,000, including but not limited to obligations and contingent obligations under guarantees;

(j)            create, authorize the creation of, or issue or obligate itself to issue any convertible debt or similar securities (including any SAFEs); or

(k)            enter into any agreement or arrangement to effect any of the foregoing.

4.             Representations. The Company hereby represents and warrants to Investor as of the date hereof as follows

(a)            Litigation. There is no claim, action, suit, proceeding, arbitration, compliant, charge or investigation pending or to the knowledge of the Company, currently threatened, against the Company which could be expected to have a material adverse effect on the Company or its business (a “Material Adverse Effect”)

(b)            Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

(c)            FDA Regulation. The Company is and has been in compliance with all applicable laws administered or issued by the FDA or any similar governmental entity, including the Federal Food, Drug, and Cosmetic Act and all other laws regarding developing, testing, manufacturing, marketing, distributing or promoting the products of the Company, or complaint handling or adverse event reporting.

(d)            Intellectual Property. The Company owns or possesses or can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others, including prior employees or consultants. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person or entity. As used herein, “Company Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases as are necessary to the Company in the conduct of the Company’s business as now conducted and as presently proposed to be conducted.

To the Company’s knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party.

Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.

Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.

The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business.

Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company’s business as now conducted and as presently proposed to be conducted and all intellectual property rights that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with the Company that (i) relate, at the time of conception, reduction to practice, development, or making of such intellectual property right, to the Company’s business as then conducted or as then proposed to be conducted, (ii) were developed on any amount of the Company’s time or with the use of any of the Company’s equipment, supplies, facilities or information or (iii) resulted from the performance of services for the Company. To the Company’s knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company, including prior employees or consultants.

Schedule I of this letter lists all patents, patent applications, registered trademarks, trademark applications, service marks, service mark applications, tradenames, registered copyrights, and licenses to and under any of the foregoing, in each case owned by the Company.

The Company has not embedded, used or distributed any open source, copyleft or community source code (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively “Open Source Software”) in connection with any of its products or services that are generally available or in development in any manner that would materially restrict the ability of the Company to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require (i) any Company Intellectual Property (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Company Intellectual Property; (iii) the creation of any obligation for the Company with respect to Company Intellectual Property owned by the Company, or the grant to any third party of any rights or immunities under Company Intellectual Property owned by the Company; or (iv) any other limitation, restriction or condition on the right of the Company with respect to its use or distribution of any Company Intellectual Property.

No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company’s rights in the Company Intellectual Property.

5.            “MFN” Amendment Provision. If the Company issues any Convertible Securities (as defined herein) with terms more favorable than those of the Note (including, without limitation, with respect to a discount and/or any other economic term) prior to termination of the Note, the Company will promptly, but in no case greater than five (5) business days following such issuance, provide Investor with written notice thereof, together with a copy of such Convertible Securities (the “MFN Notice”) and, upon written request of Investor, any additional information related to such Convertible Securities as may be reasonably requested by Investor. In the event Investor determines that the terms of the Convertible Securities are preferable to the terms of the Note, Investor will notify the Company in writing within ten (10) days of the receipt of the MFN Notice. Promptly after receipt of such written notice from Investor, the Company agrees to amend and restate the Note to be identical to the instrument(s) evidencing the Subsequent Convertible Securities. “Convertible Securities” means convertible securities that the Company may issue after the issuance of this instrument, concurrently upon the issuance of this instrument or that the Company may have issued previously which remains outstanding with the principal purpose of raising capital, including but not limited to, other convertible promissory notes, SAFEs, convertible debt instruments and other convertible securities, but excluding: (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

6.            Observer. If Investor is not represented on the Board, the Company shall invite one representative of Investor to attend all meetings of the Board in a nonvoting observer capacity and shall provide such representative copies of all notices, minutes, consents and other material that the Company provides to its directors at the same time and in the same manner as provided to the directors, provided that, such representative shall agree to hold in confidence all information so provided, and provided, further, that, the representative may be excluded from access to any material or meeting or portion thereof if the Board determines in good faith (i) upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, (ii) that such exclusion is reasonably necessary due to an actual or potential conflict of interest involving Investor and the Company, (iii) that disclosure would result in disclosure of trade secrets, or (iv) that Investor or its representative is a competitor of the Company. Upon reasonable notice and at a scheduled meeting of the Board or such other time, if any, as the Board may determine in its sole discretion, such representative may address the Board with respect to Investor’s concerns regarding significant business issues facing the Company.

7.             Confidentiality. Investor agrees that Investor and its representatives will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Agreement by Investor), (b) is or has been independently developed or conceived by Investor without use of the Company’s confidential information, or (c) is or has been made known or disclosed to Investor by a third party without, to Investor’s knowledge, a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company, (ii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of Investor in the ordinary course of business, provided that Investor informs such person or entity that such information is confidential and directs such person or entity to maintain the confidentiality of such information; or (iii) as may otherwise be required by law, provided, that, Investor, to the extent permitted by law, rule or regulation, promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure at the Company’s expense. As used herein, “Affiliate” means, with respect to any specified person, any other person who, directly or indirectly, controls, is controlled by, or is under common control with such person, including, without limitation, any general partner, managing member, officer, director or trustee of such person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such person.

8.             Reimbursement of Legal Fees. At the closing of Investor’s purchase of the SAFE, the Company shall pay the reasonable fees and expenses of Choate, Hall & Stewart LLP, the counsel for Investor, in an amount not to exceed, in the aggregate USD $15,000.

9.             The Company agrees that in connection with a Qualified Financing the outstanding Notes shall be included in the pre-money fully diluted capitalization for purposes of calculating the cash price paid per share for the Equity Securities sold in such Qualified Financing.

10.           Termination. The rights set forth herein shall terminate and be of no further force or effect upon the earliest of: (a) the closing of a Liquidity Event; (b) a Dissolution Event; (c) upon the initial closing of the Next Financing, provided that, unless expressly waived by Investor in writing, (x) Section 1 has been complied with in all respects and (y) with respect to the termination of the rights set forth in Section 2 hereof, Investor receives the rights set forth in Section 2 hereof in the Next Financing; or (d) upon such time as no securities of the Company are held by Investor or its Affiliates. Notwithstanding the foregoing, Sections 7, 8, and 12 hereof shall survive any termination.

11.            Amendments; Waivers. This Agreement and each provision hereof may only be amended, modified, terminated (other than pursuant to the provisions of Section 10 hereof) or waived pursuant to a written instrument executed by the Company and Investor.

12.            Miscellaneous.

(a)            For the avoidance of doubt, the terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

(b)            Any notice required or permitted by this Agreement will be deemed sufficient when delivered in writing and shall be deemed effectively given (i) at the time of personal delivery, if delivered in person; (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day; or (iii) two (2) business days after deposit with an express overnight courier for deliveries, with proof of delivery from the courier requested, when addressed to Investor to be notified at the address indicated for such party on the signature page hereto, with a copy (which shall not constitute notice) sent to [***], Attention: [***], e-mail: [***], or at such other address or email address as any party may designate by giving ten (10) days’ advance written notice to all other parties in accordance with the provisions of this Section.

[Signature Page Follows]

Please confirm that the above correctly reflects our understanding and agreement with respect to the foregoing matters by signing the enclosed copy of this Agreement and returning such copy to the Company.

Very truly yours,

GREENFIELD ROBOTICS CORPORATION

By:	/s/ Clint Brauer
Name:	Clint Brauer
Title:	Chief Executive Officer

Acknowledged and agreed as of the date first set forth above:

INVESTOR:

Cultivate Next I, L.P.

By: Cultivate Next I GP, L.P.,

its general partner

By: NXP Founders LLC,

its general partner

By:	/s/ J. Christian Gammill
Name:	Christian Gammill
Title:	Manager

Signature Page to Greenfield Robotics Side Letter

Schedule I

[List of Patents; List of Trademarks]

The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.